CMG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$ 296,678
Deposit with clearing firm	1,000,000
Due from clearing firm	7,083,201
Fixed assets, net of accumulated depreciation of $28,112	51,129
Right-of-Use asset	218,493
Security deposit	10,720
Prepaid expense	17,324
Total assets	$ 8,677,545

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 95,246
Lease payable	218,493
Total liabilities	313,739
Member's Equity	8,363,806
Total liabilities and member's equity	$ 8,677,545

The accompanying notes are an integral part of the financial statements.